MVC CAPITAL, INC.

287 Bowman Avenue
2nd Floor
Purchase, New York 10577

(914) 701-0310

September 25, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Marianne Dobelbower, Esq.

Re:                             MVC Capital, Inc.
Pre-Effective Amendment No. 1 to the Registration Statement on Form
N-2 File No. 333-219377

Dear Ms. Dobelbower:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 be accelerated so that it will be declared effective on or about September 26, 2017 or as soon as practicable thereafter.

Please notify George M. Silfen, Esq., of Kramer Levin Naftalis & Frankel LLP, counsel to the undersigned, at (212) 715-9522, as soon as possible as to the time the Pre-Effective Amendment No. 1 to the Registration Statement has been declared effective pursuant to this acceleration request.

MVC, CAPITAL, INC.

By:	/s/ Michael Tokarz
Michael Tokarz
Principal Executive Officer